UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-36848

MBODY AI LTD.

(Translation of registrant’s name into English)

7111 Syntex Drive, 3rd Floor,
Mississauga, Ontario,
Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This Form 6-K is being incorporated by reference into the Registration Statements of MBody AI Ltd. (formerly known as Check-Cap Ltd.) (the “Company”) on Form S-8 (File No. 333-203384, 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission (the “SEC”), to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

The Company is updating “Information on Our Company–Business” and “Key Information– Risk Factors” sections of its Annual Report on Form 20-F, filed with the SEC on April 27, 2026 (the “Annual Report”).

Other Information

An updated “Information on Our Company–Business” section is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference. The updated section supplements, and to the extent relevant, supersedes, the “Information on Our Company–Business” section included in our Annual Report previously filed with the SEC.

An updated “Key Information– Risk Factors” section is filed as Exhibit 99.2 to this Current Report on Form 6-K and is incorporated herein by reference. The updated section supplements, and to the extent relevant, supersedes, the “Key Information– Risk Factors” section included in our Annual Report previously filed with the SEC.

As used in Exhibits 99.1 and 99.2, the terms “we,” “us,” “our,” “MBody AI” and the “Company” refer to MBody AI Ltd. (formerly known as Check-Cap Ltd.).

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

99.1	Updated “Information on Our Company–Business” Section
99.2	Updated “Key Information– Risk Factors” Section

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MBODY AI LTD.

By:	/s/ John Fowler
Name:	John Fowler
Title:	Chief Executive Officer

Date: September 22, 2026

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